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Rancho Relaxo

Department Store

69930 Highway 111
Rancho Mirage, CA 92270
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Rancho Relaxo is seeking investment to take Rancho Relaxo on the road with our vintage trailer Sunny.
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INVESTOR PERKS

Rancho Relaxo is offering perks to investors. You earn perks based on your total investment amount in this

Rancho Relaxo Gear! Invest $500 or more to qualify. 10 of 10 remaining

Early investors will receive a complimentary Rancho Relaxo tee, tote, and beer koozie.

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OUR STORY

Rancho Relaxo is a celebration of the desert — her mystery and beauty — and our deep connection to the
is, and has always been, part of the cultural zeitgeist. We opened our doors in November 2019 with the air

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3,607 people

Social Media Followers

2019

Founded

51%

Gross Margin

295%

Monthly Growth

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OUR SECOND COMMERCIAL!

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TEAM EXPERIENCE

Stella has called Rancho Mirage home since 2011 after long stints in both New York City and San Francisc
Economics and Japanese at Princeton University. Stella made a career change at 30 from investment banl
was too old to be making this change!" she recalls.

Stella worked her way up at iconic American brands Liz Claiborne, Limited Brands, Henri Bendel and Ralpl
second largest employer in New York City and I worked for three very large corporations.

Everyone in that industry is about one degree of separation. My best friends are from that time, all extrem
camaraderie and support as I launched this has been enormous."

After 15 years in big cities, she felt she won the career lottery by landing a job at a private equity company
Palm Springs. Stella spent eight years at KSL Resorts as director of retail buying for 5 Diamond resorts an
registry including The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Mirav
Monarch Beach Resort.

Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifes
can keep that memory alive.

For more information: https://www.palmspringslife.com/rancho-relaxo/

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Stella always fantasized about moving to California. She vividly remembers the debut of Beverly Hills 9021 parties. After 7 years in both San Francisco and New York, she felt she won the career lottery by getting a equity company that invests in the leisure space in the Palm Springs area.

Stella spent 8 years as the Director of Retail at KSL Resorts, buying for 5 Star, 5 Diamond and resorts on t The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Miraval, The Grove Park Resort.

Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifest can keep that memory alive.

Life presented a cross roads to Stella when her company relocated to Irvine. Stella had found her home in her own way. This is when Rancho Relaxo was born.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Take Rancho Relaxo on the road $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,000 $660,000 $706,200 $741,510 $763,755
Cost of Goods Sold $300,000 $330,000 $353,100 $370,755 $381,877
Gross Profit $300,000 $330,000 $353,100 $370,755 $381,878

EXPENSES

Rent $42,000 $43,050 $44,126 $45,229 $46,359
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $200,000 $220,000 $235,400 $247,170 $254,585
Insurance $5,000 $5,125 $5,253 $5,384 $5,518
Equipment Lease $2,000 $2,050 $2,101 $2,153 $2,206
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037
Operating Profit $19,000 $26,975 $32,601 $36,361 $37,891
This information is provided by Rancho Relaxo. Mainvest never predicts or projects performance, and has forecast. Please see below for additional risk disclosures.
Documents

Securitization None
Maturity Date October 1, 2028
Financial Condition

Rancho Relaxo had the inauspicious opening date of November 15, 2019. There are many things on my res
thriving over the last 2 years is the top.

Obviously, 2020 was not easy and my business didn't thrive. That said, 2020 reinforced the lesson that my
focusing on where I have control and staying nimble.

One of the most effective tools in my career has been honest post-mortems: what worked, what didn't and
learned very quickly that this tool was even more effective when used realtime to determine where to focu

The biggest disappointment of 2020 were all the rejection letters for disaster relief funds. I still have not p
for PPE funds. And to qualify for most grants you had to show a sales drop over 2019.

Our biggest success at Rancho Relaxo has been the very loyal repeat customers and strong word of mout
metrics on Instagram add color to this claim. Our next chapter, taking Rancho Relaxo on the road and upda
better monetize these strengths.

Our most valuable asset has proven to be our name. A very big chunk of our customer base call their home
symbolizes choosing a life well lived. We were recently awared the trademark and are the path to reach all
customers.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Rancho Relaxo to make the payments you expect, and ultimately
on a number of factors, including many beyond our control.

Limited Services

Rancho Relaxo operates with a very limited scope, offering only particular services to potential clients, ma
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Rancho Relaxo might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. Ther
capital will be available when needed, or that it will be available on terms that are not adverse to your inter
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cea

Changes in Economic Conditions Could Hurt Rancho Relaxo

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Rancho Relaxo's financial performance or abili
Rancho Relaxo ceases operations due to the foregoing factors, it can not guarantee that it will be able to r
in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ranc
to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Rancho Relaxo will be required to provide some information to investors for at least 12 months following th
far more limited than the information that would be required of a publicly-reporting company; and Rancho
annual information in certain circumstances.

Uninsured Losses

management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., dire
relationships with Rancho Relaxo or management), which is responsible for monitoring Rancho Relaxo's cc
will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rancho Rela
than your initial expectations.

You Do Have a Downside

Conversely, if Rancho Relaxo fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rancho Relaxo, and the revenue of Rancho Relaxo ca
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because th
your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Rancho Relaxo to banks, commercial finance lende
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible

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